MATERIAL FACT
LATAM AIRLINES GROUP S.A.
Issuer of Securities Registered in the Securities Registry

Santiago, June 26, 2025

Mrs.
Solange Berstein Jáuregui
President
Commission for the Financial Market
Av. Libertador Bernardo O´Higgins 1449

Present

Ref.: Communicate MATERIAL FACT
_______________________________

To Whom It May Concern:

In accordance with Article 9 and the second paragraph of Article 10 of Law No. 18,045, as well as General Rule No. 30, and duly authorized to this effect, I hereby report the following Material Fact regarding LATAM Airlines Group S.A. (“LATAM” or the “Company”):

1.At LATAM’s Extraordinary Shareholders’ Meeting held on this date (the “Meeting”), the shareholders approved a new share repurchase program (the “New Program”) in accordance with Articles 27 A to 27 C and other applicable provisions of the Corporations Act, for up to 3.4% of the outstanding shares, that is, up to 20,550,887,837 shares as of this date. The New Program will have a duration of 18 months from the date of the Meeting and is intended to return capital to shareholders and invest in the Company’s own shares.

2.At the same Meeting, the Board of Directors was delegated the authority to set the minimum and maximum price for the acquisition of shares under the New Program, with full powers to amend such determination at its sole discretion as many times as it deems necessary. The Meeting also authorized the Board of Directors, in accordance with Article 27 B of the Corporations Act, to execute the share acquisitions under the New Program on stock exchanges, through mechanisms that allow pro rata acquisition of the shares. If the established percentage is not reached, the remaining balance may be purchased directly in the market (“en rueda”). Additionally, the Board of Directors will remain authorized to acquire shares directly in the market for an amount representing up to 1% of the Company’s share capital within any 12-month period, without applying the pro rata procedure, under the terms provided in the aforementioned Article 27 B.

Sincerely,

Ricardo Bottas Dourado Dos Santos
Chief Financial Officer
LATAM Airlines Group S.A.

c.c.:
Santiago Stock Exchange, Stock Exchange.
Chilean Electronic Stock Exchange, Stock Exchange